UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No._____)*

Zoom Telephonics, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

98978K107
(CUSIP Number)

James E. Besser c/o Manchester Management Company, LLC 3 West Hill Place Boston, Massachusetts 02114 Telephone Number: (617) 399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No	98978K107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,000,001

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,000,001

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,000,001

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

30.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	98978K107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Explorer, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,857,143

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,857,143

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,857,143

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

21.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No	98978K107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JEB Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,142,858

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,142,858

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,142,858

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No	98978K107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF,OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

142,858

8.	SHARED VOTING POWER

4,000,001

9.	SOLE DISPOSITIVE POWER

142,858

10.	SHARED DISPOSITIVE POWER

4,000,001

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,142,859

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

31.2%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No	98978K107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Morgan C. Frank

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF,OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

142,858

8.	SHARED VOTING POWER

4,000,001

9.	SOLE DISPOSITIVE POWER

142,858

10.	SHARED DISPOSITIVE POWER

4,000,001

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,142,859

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

31.2%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	98978K107

Item 1.	Security and Issuer.

The name of the issuer is Zoom Telephonics, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 207 South Street, Boston, Massachusetts 02111.  This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are Manchester Management Company, LLC, a Delaware limited liability company ("Manchester Management"), Manchester Explorer, L.P., a Delaware limited partnership ("Manchester Explorer"), JEB Partners, L.P., a Delaware limited partnership ("JEB Partners"), James E. Besser, a citizen of the United States of America ("Mr. Besser"), and Morgan C. Frank, a citizen of the United States of America ("Mr. Frank" and, together with Manchester Management, Manchester Explorer, JEB Partners and Mr. Besser, the "Reporting Persons").

(b)
The principal business address for Manchester Management, Manchester Explorer, JEB Partners and Mr. Besser is 3 West Hill Place, Boston, Massachusetts 02114.  The principal business address for Mr. Frank is 1398 Aerie Drive, Park City, Utah 84060.

(c)
Manchester Management is principally engaged in the business of providing investment management services to its advisory clients, including Manchester Explorer and JEB Partners.  Manchester Management is also the general partner of Manchester Explorer and JEB Partners, which are investment funds principally engaged in the business of investing in securities.  Mr. Besser serves as a Managing Member of Manchester Management.  Mr. Frank serves as a portfolio manager and as consultant for Manchester Management.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 4,000,001 Shares beneficially owned by Manchester Management came from the working capital of Manchester Explorer and JEB Partners.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 2,857,143 Shares directly owned by Manchester Explorer came from the working capital of Manchester Explorer.  The net investment costs (including commissions, if any) of the Shares directly owned by Manchester Explorer is approximately $2,000,000.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 1,142,858 Shares directly owned by JEB Partners came from the working capital of JEB Partners.  The net investment costs (including commissions, if any) of the Shares directly owned by JEB Partners is approximately $800,000.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 142,858 Shares directly owned by Mr. Besser came from Mr. Besser's personal funds.  The net investment costs (including commissions, if any) of the Shares directly owned by Mr. Besser is approximately $100,000.  No borrowed funds were used to purchase the Shares.

The funds for the purchase of the 142,858 Shares directly owned by Mr. Frank came from Mr. Frank's personal funds.  The net investment costs (including commissions, if any) of the Shares directly owned by Mr. Frank is approximately $100,000.  No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for investment in the ordinary course of the Reporting Persons' investment activities because they believe the Shares represent an attractive investment opportunity.

On September 22, 2015, the Issuer sent the Reporting Persons a letter along with a Private Placement Memorandum disclosing that the Issuer was offering up to 5,714,286 Shares, for $0.70 per Share, in a non-brokered private placement (the "Offering").  Pursuant to the Offering, the Reporting Persons acquired additional Shares by entering into a Subscription Agreement for Shares of Common Stock (the "Subscription Agreement") with the Issuer on September 25, 2015.  The Subscription Agreement provides that the Reporting Persons will be subject to certain restrictions on the sale or transfer of the Shares.  It also provides that the Reporting Persons will receive certain registration rights and pre-emptive rights in connection with any future Issuer financings.  More specifically, in the event that prior to the one-year anniversary of the closing date of the Offering the Issuer proposes to issue additional Shares or common stock equivalents for cash consideration of $500,000 or more (in one or more transactions) with the primary purpose of raising capital, the Reporting Persons will have the right to participate in each such subsequent financing in an amount necessary for the Reporting Persons to maintain their pro rata ownership of the Issuer (calculated on a fully-diluted basis) on the same terms, conditions and price provided for in such subsequent financing (the "Participation Rights").  Further, if any eligible shareholders elect not to exercise in full their respective Participation Rights, the other holders of such Participation Rights will be granted over subscription rights on a pro rata basis to purchase additional Shares.  Finally, the Reporting Persons agreed that, without the prior consent of the Issuer's Board of Directors (the "Board"), for a period of two years from the closing date of the Offering, neither the Reporting Persons nor its affiliates, acting alone or as part of a group, will acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise, any Shares or other voting securities of the Issuer: (i) to the extent that, after such acquisition, the Reporting Persons and its affiliates would beneficially own in excess of 4.9% of the Shares; or (ii) if prior to such acquisition, the Reporting Persons and its affiliates beneficially owns 4.9% of the Shares.

It should also be noted that prior to entering into the Subscription Agreement, the Reporting Persons engaged in discussions with the Issuer in which they suggested the appointment of Phil Frank (no relation to Mr. Frank) and George Patterson to the Board.  In announcing the closing of the Offering in a press release issued on September 28 (the "Press Release"), the Issuer also confirmed that Phil Frank and George Patterson had joined the Board.

The foregoing was a summary of certain of the material terms of the Subscription Agreement and the Press Release.  The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the form of the Subscription Agreement and the Press Release, which have been filed as Exhibits C and D hereto, respectively, and are incorporated herein by reference.

Except as set forth above, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, Manchester Management may be deemed to be the beneficial owner of 4,000,001 Shares, constituting 30.1% of the Shares, based upon 13,271,303 Shares outstanding as of the date hereof.  Manchester Management has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,000,001 Shares.  Manchester Management has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,000,001 Shares.

As of the date hereof, Manchester Explorer may be deemed to be the beneficial owner of 2,857,143 Shares, constituting 21.5% of the Shares, based upon 13,271,303 Shares outstanding as of the date hereof.  Manchester Explorer has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,857,143 Shares.  Manchester Explorer has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,857,143 Shares.

As of the date hereof, JEB Partners may be deemed to be the beneficial owner of 1,142,858 Shares, constituting 8.6% of the Shares, based upon 13,271,303 Shares outstanding as of the date hereof.  JEB Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,142,858 Shares.  JEB Partners has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,142,858 Shares.

As of the date hereof, Mr. Besser may be deemed to be the beneficial owner of 4,142,859 Shares, constituting 31.2% of the Shares, based upon 13,271,303 Shares outstanding as of the date hereof.  Mr. Besser has the sole power to vote or direct the vote of 142,858 Shares and the shared power to vote or direct the vote of 4,000,001 Shares.  Mr. Besser has the sole power to dispose or direct the disposition of 142,858 Shares and the shared power to dispose or direct the disposition of 4,000,001 Shares.

As of the date hereof, Mr. Frank may be deemed to be the beneficial owner of 4,142,859 Shares, constituting 31.2% of the Shares, based upon 13,271,303 Shares outstanding as of the date hereof.  Mr. Frank has the sole power to vote or direct the vote of 142,858 Shares and the shared power to vote or direct the vote of 4,000,001 Shares.  Mr. Frank has the sole power to dispose or direct the disposition of 142,858 Shares and the shared power to dispose or direct the disposition of 4,000,001 Shares.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6.  Except for the Subscription Agreement described in Item 4 above, the Reporting Persons not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement

Exhibit B:  Schedule of Transactions in Shares

Exhibit C:  Form of Subscription Agreement for Shares of Common Stock (incorporated by reference to Exhibit 10.1.2 to the Current Report on Form 8-K filed with the SEC by the Issuer on September 28, 2015)

Exhibit D:  Press Release (incorporated by reference to Exhibit 99.1.3 to the Current Report on Form 8-K filed with the SEC by the Issuer on September 28, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2015
(Date)

Manchester Management Company, LLC*

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member
Manchester Explorer, L.P.*

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member of the General Partner

JEB Partners, L.P.*

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member of the General Partner

James E. Besser*

/s/ James E. Besser

Morgan C. Frank*

/s/ Morgan C. Frank

*  Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated September 29, 2015, relating to the Common Stock, $0.01 par value, of Zoom Telephonics, Inc. shall be filed on behalf of the undersigned.

September 29, 2015
(Date)

Manchester Management Company, LLC

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member
Manchester Explorer, L.P.

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member of the General Partner

JEB Partners, L.P.

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member of the General Partner

James E. Besser

/s/ James E. Besser

Morgan C. Frank

/s/ Morgan C. Frank

Exhibit B

SCHEDULE OF TRANSACTIONS IN SHARES BY THE REPORTING PERSONS

Schedule of Transactions in the Shares by Manchester Management Company, LLC on behalf of Manchester Explorer, L.P.

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
9/25/15	Common Stock, $0.01 par value	*2,857,143	N/A	$0.70

Schedule of Transactions in the Shares by Manchester Management Company, LLC on behalf of JEB Partners, L.P.

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
9/25/15	Common Stock, $0.01 par value	*1,142,858	N/A	$0.70

Schedule of Transactions in the Shares by James E. Besser in his personal capacity

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
9/25/15	Common Stock, $0.01 par value	*142,858	N/A	$0.70

Schedule of Transactions in the Shares by Morgan C. Frank in his personal capacity

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
9/25/15	Common Stock, $0.01 par value	*142,858	N/A	$0.70

*  These Shares were acquired from the Issuer pursuant to the Subscription Agreement as described in Item 4 above.